EXHIBIT 5



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                                 April 10, 2007


New Taohuayuan Culture Tourism Co., Ltd.
1# Dongfeng Road
Xi'an Weiyang Tourism Development District
Xi'an, China



This letter will constitute an opinion upon the legality of the sale by a selling shareholder of New Taohuayuan Culture Tourism Co., Ltd., a Nevada corporation (the "Company"), of up to 1,699,999 shares of common stock, all as referred to in the Registration Statement on Form SB-2 filed by the Company with the Securities and Exchange Commission.

We have examined the Articles of Incorporation, the Bylaws and the minutes of the Board of Directors of the Company and the applicable laws of the State of Nevada, and a copy of the Registration Statement. In our opinion, the Company was authorized to issue the shares of stock mentioned above and such shares, when sold, will represent fully paid and non-assessable shares of the Company's common stock.

Very truly yours,

HART & TRINEN

William T. Hart


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